Exhibit 99.2

First Quarter 2023 Financial Results May 2, 2023 1

Colliers | 2

Forward-Looking Statements

This presentation includes or may include forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and business spending; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; the effects of changes in foreign exchange rates in relation to the US dollar on Canadian dollar, Australian dollar, UK pound sterling and Euro denominated revenues and expenses; competition in markets served by the Company; labor shortages or increases in commission, wage and benefit costs; the impact of higher than expected inflation could impact profitability of certain contracts; impact of pandemics on client demand, ability to deliver services and ensure the health and productivity of employees; disruptions or security failures in information technology systems; cybersecurity risks; a change in/loss of our relationship with US government agencies could significantly impact our ability to originate mortgage loans; default on loans originated under the Fannie Mae Delegated Underwriting and Servicing program could materially affect our profitability; the effect of increases in interest rates on our cost of borrowing and political conditions or events, including elections, referenda, changes to international trade and immigration policies and any outbreak or escalation of terrorism or hostilities.

Additional factors and explanatory information are identified in the Company's Annual Information Form for the year ended December 31, 2022 under the heading "Risk Factors" (which factors are adopted herein, and which can be accessed at www.sedar.com) and other periodic filings with Canadian and US securities regulators. Forward looking statements contained in this presentation are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

This presentation does not constitute an offer to sell or a solicitation of an offer to purchase an interest in any fund.

Non-GAAP measures

This presentation makes reference to certain non-GAAP measures, including local currency ("LC") revenue growth rate, internal revenue growth rate, Adjusted EBITDA ("AEBITDA"), Adjusted EPS ("AEPS") and assets under management ("AUM"). Please refer to Appendix for reconciliations to GAAP measures.

Colliers 3 (US$ millions, except per share amounts) Growth in high value recurring revenues improves balance and resilience Highlights Robust growth in Investment Management and Outsourcing & Advisory; Leasing up slightly As expected, Capital Markets declined considerably in line with overall market conditions during the seasonally slow first quarter After quarter end, completed two Engineering & Design and Project Management acquisitions in ANZ Announced the early redemption of 4% convertible notes USD LC (1) Revenue 965.9 1,000.9 -3% -1% Adjusted EBITDA 104.6 121.5 -14% -14% Adjusted EBITDA Margin 10.8% 12.1% Adjusted EPS 0.86 1.44 -40% GAAP Operating Earnings 22.1 40.8 -46% GAAP Operating Earnings Margin 2.3% 4.1% GAAP diluted net loss per share -0.47 -0.42 -12% Three months ended March 31 2023 2022 %Change

31% 38% 31% 43% 25% 21% 11% 54% Recurring 62% Recurring TTM Q1 2023 Revenue by Service TTM Q1 2023 AEBITDA by Service Colliers 4 Please refer to Slide 18 Outsourcing & Advisory Leasing Capital Markets Leasing and Capital Markets Trailing twelve months ended March 31, 2023 Broad Diversification Investment Management

% Change over Q1 2022 USD LC Investment Management (1) 40% 40% Outsourcing & Advisory 10% 13% Leasing 0% 2% Capital Markets -42% -41% Total -3% -1% Revenue Mix Q1 2023 Q1 2022 Investment Management 12% 9% Outsourcing & Advisory 47% 41% Leasing 25% 24% Capital Markets 16% 26% Total 100% 100% Colliers 5 Outsourcing & Advisory Investment Management (1) Capital Markets Leasing Local currency internal decline: - 9% (1) Investment Management LC revenue growth, excluding pass - through carried interest, was 96% 151.8 262.7 238.4 237.3 454.9 414.5 120.7 86.4 965.9 1,000.9 Q1 2023 Q1 2022 First Quarter Consolidated Revenues (US$ millions)

Colliers 6 First Quarter Geographic Mix Q1 2023 Revenues Q1 2022 Revenues Americas 53.9 EMEA (11.3) Asia Pacific 8.0 Investment Management 54.9 46% 7% 47% Q1 2023 AEBITDA Q1 2022 AEBITDA (1) Q1 2023 GAAP Operating Earnings: $32.9M Americas, ($25.0M) EMEA, $5.0M Asia Pacific, $14.8M Investment Management (2) Q1 2022 GAAP Operating Earnings: $61.3M Americas, ($30.8M) EMEA, $8.2M Asia Pacific, $17.2M Investment Management Americas 581.6 EMEA 143.4 Asia Pacific 120.1 Investment Management 120.7 60% 15% 13% 12% (US$ millions)

Colliers 7 GAAP Operating Earnings: Q1 2023 $32.9M at 5.7% margin; Q1 2022 $61.3M at 9.6% margin Significant fall - off in Capital Markets transaction volumes across all asset classes relative to very strong prior year quarter Outsourcing & Advisory driven by growth in Engineering & Design and Property Management Adjusted EBITDA impacted by lower revenues and a change in service mix First Quarter Americas (US$ millions) 112.8 192.1 188.4 188.7 280.3 260.9 581.6 641.7 Q1 2023 Q1 2022 USD LC Revenue Growth -9% -8% Revenues AEBITDA Outsourcing & Advisory Leasing Capital Markets

Colliers 8 GAAP Operating Earnings: Q1 2023 ($25.0M) at (17.5%) margin; Q1 2022 ($30.8M) at (20.1%) margin Significant decline in Capital Markets, in line with overall market conditions Foreign exchange headwinds impacted revenues by 4% Adjusted EBITDA impacted by fixed costs in Capital Markets (unique to EMEA), where the significant decline in revenues drove a loss in the seasonally slow first quarter First Quarter EMEA (US$ millions) 18.3 40.9 25.6 30.3 99.4 82.1 143.4 153.3 Q1 2023 Q1 2022 USD LC Revenue Growth -6% -2% Revenues AEBITDA Outsourcing & Advisory Leasing Capital Markets

Colliers 9 GAAP Operating Earnings: Q1 2023 $5.0M at 4.2% margin; Q1 2022 $8.2M at 6.9% margin Leasing and Outsourcing & Advisory revenue growth more than offset a decline in Capital Markets revenues Foreign exchange headwinds impacted revenues by 6% Adjusted EBITDA impacted by changes in service mix First Quarter APAC (US$ millions) 20.7 29.8 24.3 18.3 75.0 71.3 120.1 119.4 Q1 2023 Q1 2022 USD LC Revenue Growth 1% 7% Revenues AEBITDA Outsourcing & Advisory Leasing Capital Markets

Colliers 10 GAAP Operating Earnings: Q1 2023 $14.8M at 12.3% margin; Q1 2022 $17.2M at 19.9% margin Growth driven by ( i ) acquisitions and (ii) management fee growth from increased assets under management year over year $97.6 billion AUM as of March 31, 2023 • Down <1% versus December 31, 2022 with modestly lower asset values mostly offset by net capital inflows • Up 86% versus March 31, 2022 First Quarter Investment Management (US$ millions) 120.7 61.6 0.0 24.7 120.7 86.4 Q1 2023 Q1 2022 USD LC Revenue Growth 40% 40% Revenue Growth* 96% 96% *excluding pass-through carried interest Revenues AEBITDA Pass - through carried interest Investment Management

Colliers 11 50% 19% 31% Alternatives Infrastructure Traditional Real Estate AUM by Asset Class 37% 49% 14% Perpetual Capital Long-dated Funds Managed Accounts AUM by Strategy 78% 22% North America EMEA AUM by Geography AUM: $97.6B | FPAUM: $52.1B Focus on long - duration, highly differentiated AUM Investment Management

(1) Net debt for financial leverage ratio excludes restricted cash, warehouse credit facilities and convertible notes, in acc ord ance with debt agreements (2) Includes business acquisitions, contingent acquisition consideration and purchases of non - controlling interests in subsidiar ies Colliers 12 Cash $ 178.7 $ 173.7 $ 230.4 Total Debt 1,618.2 1,439.1 714.3 Net Debt $ 1,439.5 $ 1,265.4 $ 483.9 Convertible Notes 226.9 226.5 225.5 Redeemable non-controlling interests 1,073.6 1,079.3 541.2 Shareholders' equity 493.3 493.4 529.9 Total capitalization $ 3,233.3 $ 3,064.6 $ 1,780.5 Net debt / pro forma adjusted EBITDA - Leverage Ratio (1) 2.2x 1.8x 0.9x Capital Expenditures $ 18.9 $ 9.8 Acquisition Spend (2) $ 13.4 $ 178.9 Three months ended March 31, 2023 March 31, 2022 March 31, 2023 December 31, 2022 March 31, 2022 Highlights • Leverage ratio of 2.2x • Announced early redemption of 4% convertible notes; Noteholders expected to convert into 4.1 million newly issued shares • 62% of debt at fixed rates as of March 31, 2023 • Ample liquidity to fund acquisitions and internal growth • Increased the Revolving Credit Facility by $250 million to $1.75 billion • Anticipating capital expenditures of $90 - $100 million in 2023 (US$ millions) Capitalization & Capital Allocation

Colliers 13 (US$ millions) 2023 Outlook • Greater level of uncertainty now compared to 90 days ago • Lower volumes in Capital Markets to persist for the remainder of the year • Revenue expected to be down 30 - 40% in Q2, with year - over - year comparisons becoming more favourable in Q3 and Q4 • Robust growth (including the impact of recent acquisitions) in high value recurring service lines • Leasing revenues expected to remain flat to down slightly 2023 Outlook 2022 Measure Prior Revised $4.6 billion - $4.8 billion $4.4 billion - $4.6 billion $4.5 billion Revenue $710 million - $750 million $670 million - $720 million $630.5 million Adjusted EBITDA $7.50 - $8.00 $6.70 - $7.50 $6.99 Adjusted EPS The financial outlook is based on the Company’s best available information as of the date of this presentation, and remains s ubj ect to change based on, but not limited to, numerous macroeconomic, health, social, geopolitical (including escalation of hostilities, outbreak of war, elections, di sru ption of supply chains) and related factors.

Appendix Reconciliation of non - GAAP measures

Colliers 15 Reconciliation of GAAP earnings to adjusted EBITDA (US$ thousands) Net earnings (loss) $ (907) $ 21,317 Income tax 3,539 16,327 Other income, including equity earnings from non-consolidated investments (3,320) (3,128) Interest expense, net 22,832 6,318 Operating earnings 22,144 40,834 Loss on disposal of business operations - 26,090 Depreciation and amortization 49,492 36,640 Gains attributable to MSRs (3,035) (5,297) Equity income from non-consolidated entites 3,154 3,160 Acquisition-related items 26,468 15,083 Restructuring costs 743 90 Stock-based compensation expense 5,657 4,861 Adjusted EBITDA $ 104,623 $ 121,461 Three months ended March 31, 2023 March 31, 2022

Colliers 16 Adjusted EPS is calculated using the “if - converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020 Reconciliation of GAAP earnings to adjusted net earnings and adjusted earnings per share (US$ thousands) Net earnings (loss) $ (907) $ 21,317 Non-controlling interest share of earnings (10,941) (8,516) Interest on Convertible Notes 2,300 2,300 Loss on disposal of Russian operations - 26,090 Amortization of intangible assets 36,843 24,591 Gains attributable to MSRs (3,035) (5,297) Acquisition-related items 26,468 15,083 Restructuring costs 743 90 Stock-based compensation expense 5,657 4,861 Income tax on adjustments (11,348) (6,419) Non-controlling interest on adjustments (5,153) (3,670) Adjusted net earnings $ 40,627 $ 70,430 (US$) Diluted net loss per common share $ (0.42) $ (0.38) Interest on Convertible Notes, net of tax 0.04 0.04 Non-controlling interest redemption increment 0.17 0.64 Loss on disposal of operations - 0.53 Amortization expense, net of tax 0.48 0.30 Gains attributable to MSRs, net of tax (0.04) (0.06) Acquisition-related items 0.52 0.27 Restructuring costs, net of tax 0.01 - Stock-based compensation expense, net of tax 0.10 0.10 Adjusted EPS $ 0.86 $ 1.44 Diluted weighted average shares for Adjusted EPS (thousands) 47,422 48,791 Three months ended March 31, 2023 March 31, 2022 Three months ended March 31, 2023 March 31, 2022

Colliers 17 (US$ thousands) Net cash used in operating activities $ (132,568) $ (280,709) Contingent acquisition consideration paid 272 59,553 Purchase of fixed assets (18,883) (9,835) Cash collections on AR Facility deferred purchase price 30,772 166,328 Distributions paid to non-controlling interests (11,061) (14,926) Free cash flow $ (131,468) $ (79,589) Three months ended March 31, 2023 March 31, 2022 Reconciliation of net cash flow from operations to free cash flow

Local currency revenue and AEBITDA growth rate and internal revenue growth rate measures Percentage revenue and AEBITDA variances presented on a local currency basis are calculated by translating the current period results of our non - US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers. Assets under management We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers. Fee paying assets under management We use the term fee paying assets under management (“FPAUM”) to represent only the AUM on which the Company is entitled to receive management fees. We believe this measure is useful in providing additional insight into the capital base upon which the Company earns management fees. Our definition of FPAUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers. Recurring revenue percentage Recurring revenue percentage is computed on a trailing twelve - month basis and represents the proportion that is derived from Outsourcing & Advisory and Investment Management service lines. Both these service lines represent medium to long - term duration revenue streams that are either contractual or repeatable in nature. Revenue for this purpose incorporates the expected full year impact of acquisitions and dispositions. Adjusted EBITDA from recurring revenue percentage Adjusted EBITDA from recurring revenue percentage is computed on a trailing twelve - month basis and represents the proportion of adjusted EBITDA that is derived from Outsourcing & Advisory and Investment Management service lines. Both these service lines represent medium to long - term duration revenue streams that are either contractual or repeatable in nature. Adjusted EBITDA for this purpose is calculated in the same manner as calculated for our debt agreement covenant calculation purposes, incorporating the expected full year impact of business acquisitions and dispositions. Colliers 18 Other Non - GAAP Measures